FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Current Technology Corporation (the "Issuer")

530 - 800 West Pender Street

Vancouver, BC V6C 2V6

Item 2.

Date of Material Change

October 27, 2003

Item 3.

Press Release

October 27, 2003 via PR Newswire

Item 4.

Summary of Material Change

The Issuer has issued 716,017 units (the "Units"), each consisting of one common share in the capital of the Company and one share purchase warrant ("Warrant").  Each Warrant entitled the holder to acquire an additional common share in the capital of the Company for and at a price of US$0.55 per share until May 15, 2007.  Of the 716,017 Units, 162,684 relate to the settlement of a trade account payable in the amount of US$48,805.

Item 5.

Full Description of Material Change

The Issuer has issued 716,017 units (the "Units"), each consisting of one common share in the capital of the Company and one share purchase warrant ("Warrant").  Each Warrant entitled the holder to acquire an additional common share in the capital of the Company for and at a price of US$0.55 per share until May 15, 2007.  Of the 716,017 Units, 162,684 relate to the settlement of a trade account payable in the amount of US$48,805.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

No material information has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8.

Senior Officer

Robert K. Kramer, Chief Financial Officer

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., this 27th day of October, 2003.

          "Robert Kramer"

Authorized signatory

Robert K. Kramer, Chief Financial Officer

Name and Title

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: November 4, 2003